July 22, 2013

Filed pursuant to Rule 433

Registration No: 333-169900

Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” and “Certain United States Federal Income Tax Considerations” in the Prospectus Supplement, subject to completion, dated July 22, 2013 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series R

Expected Security Ratings*:	Ba1 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	1,500,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From July 29, 2013 to, but excluding, August 1, 2023, 30/360, and from and including August 1, 2023, Actual/360

Trade Date:	July 22, 2013

Settlement Date:	July 29, 2013 (T+5)

Dividend Rate (Non-Cumulative):	From July 29, 2013 to, but excluding, August 1, 2023, 6.00%, and from and including August 1, 2023, Three-Month LIBOR plus 330 basis points

Dividend Payment Dates:	Beginning February 1, 2014, each February 1 and August 1 until August 1, 2023, and thereafter, each February 1, May 1, August 1, and November 1, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after August 1, 2023, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement dated July 22, 2013) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$1,481,250,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Capital One Southcoast, Inc.
Comerica Securities, Inc.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
PNC Capital Markets LLC
RB International Markets (USA) LLC
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.
Swedbank AB (publ)
Cabrera Capital Markets, LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	48126H AA8 / US48126HAA86

Additional Withholding Requirements:

The following discussion supplements the information set forth under “Certain United States Federal Income Tax Considerations” in the Prospectus Supplement, subject to completion, dated July 22, 2013 to the Prospectus dated October 13, 2010:

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to dividend income paid after June 30, 2014, and the gross proceeds from a disposition of a depositary share occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of depositary shares.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 29, 2013 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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